                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             Information to be included in Statements filed Pursuant
            To Rule 13d-1(a) and Amendments Thereto Filed Pursuant To
                                  Rule 13d-2(a)


                             IMPAX LABORATORIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                  (Formerly Global Pharmaceutical Corporation)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45256B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             LAURIE A. MILLER, ESQ.
                           LAW OFFICE OF LAURIE MILLER
                              3542 OAK KNOLL DRIVE
                             REDWOOD CITY, CA 94062
                                 (650) 361-8141
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  45256B 10 1            SCHEDULE 13D              Page 1 of 3 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                LAURIE A. MILLER
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       4,013,635 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       4,013,635 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             77,391(**) shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.3% of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      * SEE INSTRUCTION BEFORE FILLING OUT

(**) Excludes 3,936,244 shares of common stock owned by the Chiin Hsiao Children Irrecocable Trust and the Hsu Children Irrevocable Trust, for which Laurie A. Miller, who is general counsel to Impax, serves as trustee. Ms. Miller disclaims beneficial ownership of these shares.

CUSIP No.  45256B 10 1            SCHEDULE 13D              Page 2 of 3 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                CHIN HSIUNG (CHARLES) HSIAO CHILDREN IRREVOCABLE TRUST
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA, U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,601,924 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,601,924 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,601,924 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.5% of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                00
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  45256B 10 1            SCHEDULE 13D              Page 2 of 3 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                CHUNG-CHAING (LARRY) HSU CHILDREN IRREVOCABLE TRUST
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA, U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,334,320 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,334,320 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,344,320 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.4% of Common Stock  (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                00
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         Effective December 14, 1999, Impax Pharmaceuticals, Inc., a California corporation ("Impax"), merged with and into Global Pharmaceutical Corporation, a Delaware corporation ("Global"), and in connection therewith, Global changed its name to Impax Laboratories, Inc. ("Issuer"). The purpose of this Schedule 13D is to report that, as a result of the Merger, the "Reporting Persons", in the aggregate, own 16.2% percent of the Common Stock, $.01 par value (the "Common Stock"), of the Issuer.

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.

         This Schedule 13D relates to Common Stock of the Issuer. The address of the Issuer's principal executive office is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2.  Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Laurie A. Miller ("Ms. Miller"), (ii) Chiin Hsiung (Charles) Hsiao Children Irrevocable Trust (the "Hsiao Trust") and (iii) Chung-Chiang (Larry) Hsu Children Irrevocable Trust (the "Hsu Trust").

         The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director and partner and each controlling person, if any, of such Reporting Persons is set forth in Appendix 2 hereto.

         During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The Merger of Impax into Global was consummated on December 14, 1999.

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         Each outstanding share of Impax common stock, Series A preferred stock and Series B preferred stock was converted into 3.3358 shares of Issuer Common Stock;

         Each outstanding share of Impax Series C Preferred Stock was converted into 5.849 shares of the Issuer's Common Stock;

         Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

         Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of Issuer Common Stock; and

         Each outstanding share of Global Series D Preferred Stock was converted into one share of Issuer's Series 1-A Preferred Stock.

         The Chiin Hsiao Children Irrevocable Trust (the "Hsiao Trust") was the record and beneficial owner of 780,000 shares of Common Stock of Impax. Consequently, as a result of the Merger, the Hsiao Trust is the record and beneficial owner of 2,601,924 shares of Common Stock of Issuer.

         The Hsu Children Irrevocable Trust (the "Hsu Trust"), was the record and beneficial owner of 400,000 shares of Common Stock of Impax. Consequently, as a result of the Merger, the Hsu Trust is the record and beneficial owner of 1,334,320 shares of Common Stock of Issuer. The Hsiao Trust and the Hsu Trust are collectively referred to herein as the "Trusts".

         Ms. Miller was the record and beneficial owner of 15,000 shares of Series A Preferred Stock of Impax and 8,200 shares of Common Stock of Impax. Consequently, as a result of the Merger, Ms. Miller is the record and beneficial owner of 77,391 shares of Common Stock of Issuer.

         Additionally, Ms. Miller is the sole trustee of each of the Trusts and may be deemed to be the beneficial owner of 3,936,244 shares of Common Stock of Issuer held by the Trusts. Ms. Miller disclaims beneficial ownership of the shares held by such Trusts.

Item 4.  Purpose of Transaction.

a) The Series 1-B Preferred Stock and Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons may dispose of or acquire securities of the Issuer, including Series 1 Preferred Stock and Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         In connection with the merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dates as of December 14, 1999, among Global and certain stockholder signatories thereto, of which the Hsiao Trust and the Hsu Trust are signatories (the "Stockholders' Agreement"; see Exhibit 5 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in: (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change, to the extent required by law.

 Item 5.  Interest in Securities of the Issuer.

a) As a result of the Merger, the Hsiao Trust acquired 2,601,924 shares of Common Stock of Issuer. Accordingly, the Hsiao Trust may be deemed to beneficially own 10.5% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by Issuer as of December 14, 1999.

         As a result of the Merger, the Hsu Trust acquired 1,334,320 shares of Common Stock of Issuer. Accordingly, the Hsu Trust may be deemed to beneficially own 5.4% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by Issuer as of December 14, 1999.

         As a result of the Merger, Ms. Miller acquired 77,391 shares of Common Stock of the Issuer. Accordingly, in light of Ms. Miller's role as trustee of each of the Trusts, Ms. Miller may be deemed to beneficially own 16.2% of the outstanding shares of Common Stock of Issuer, on an aggregated basis, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by Issuer as of December 14, 1999. Ms. Miller disclaims beneficial ownership of the Hsiao Trust's and Hsu Trust's shares.

b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with who the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Each of Ms. Miller, the Hsiao Trust and the Hsu Trust acquired their shares of Common Stock pursuant to the Merger Agreement.

         Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

         Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 4 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7.  Material to be filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 3 - Certificate of Amendment of Restated Certificate of Incorporation of Global Pharmaceutical Corporation, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global, filed on November 9, 1999, under SEC File No. 333-90599).

Exhibit 4 - Escrow Agreement, dated as of December 14, 1999, among Global, the Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 5 - Stockholders' Agreement, dated as of December 14, 1999, among Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Appendix 1 - Address, Organization and Principal Business of Each Reporting Person Required by Item 2.

Appendix 2 - Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 1999





                                            /s/ Laurie A. Miller
                                            ------------------------------------
                                                Laurie A. Miller



                                   CHIIN HSIUNG HSIAO CHILDREN IRREVOCABLE TRUST



                                            /s/ Laurie A. Miller, Trustee
                                            ------------------------------------
                                                Laurie A. Miller, Trustee




                                     CHUNG-CHIANG HSU CHILDREN IRREVOCABLE TRUST



                                            /s/ Laurie A. Miller, Trustee
                                            ------------------------------------
                                                Laurie A. Miller, Trustee

Exhibit 1

                             JOINT FILING AGREEMENT

         Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated December 23, 1999 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Global Pharmaceutical Corporation. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 23rd day of December, 1999.


                                            /s/ Laurie A. Miller
                                            ------------------------------------
                                                Laurie A. Miller




                                   CHIIN HSIUNG HSIAO CHILDREN IRREVOCABLE TRUST



                                            /s/ Laurie A. Miller, Trustee
                                            ------------------------------------
                                                Laurie A. Miller, Trustee




                                     CHUNG-CHIANG HSU CHILDREN IRREVOCABLE TRUST



                                            /s/ Laurie A. Miller, Trustee
                                            ------------------------------------
                                                Laurie A. Miller, Trustee

                                   APPENDIX 1

         ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

                                    PRINCIPAL BUSINESS                                                    PRINCIPAL
REPORTING PERSON                    AND OFFICE                         PLACE OF ORGANIZATION              OCCUPATION
----------------                    ------------------                 ---------------------              ----------
Laurie A. Miller                    3542 Oak Knoll Drive               California, U.S.A.                 Attorney
                                    Redwood City, CA 94062

Chiin Hsiung Hsiao Children         30831 Huntwood Avenue              California, U.S.A.
Irrevocable Trust                   Hayward, CA 94544

Chung-Chiang Hsu Children           30831 Huntwood Avenue              California, U.S.A.
Irrevocable Trust                   Hayward, CA 94544


                                   APPENDIX 2

         INFORMATION ABOUT REPORTING PERSONS
         REQUIRED BY ITEM 2

CHIIN HSIUNG HSIAO CHILDREN IRREVOCABLE TRUST

Trustee:                            Laurie A. Miller
Citizenship:                        United States
Business Address:                   3542 Oak Knoll Drive
                                    Redwood City, CA 94062

Beneficiaries:

Name:                               Bernard Hsiao
Citizenship:                        United States
Mailing Address:                    3210 Hunter Road
                                    Fort Lauderdale, FL 33331

Name:                               Michael Hsiao
Citizenship:                        United States
Mailing Address:                    3210 Hunter Road
                                    Fort Lauderdale, FL 33331

Name:                               Kristy Hsiao
Citizenship:                        United States
Mailing Address:                    3210 Hunter Road
                                    Fort Lauderdale, FL 33331


CHUNG-CHIANG HSU CHILDREN IRREVOCABLE TRUST

Trustee:                            Laurie A. Miller
Citizenship:                        United States
Business Address:                   3542 Oak Knoll Drive
                                    Redwood City, CA 94062

Beneficiaries:

Name:                               Karl C. Hsu
Citizenship:                        United States
Mailing Address:                    314 Whitegate Court
                                    Lake Forest, IL 60045

Name:                               Benjamin C. Hsu
Citizenship:                        United States
Mailing Address:                    314 Whitegate Court
                                    Lake Forest, IL 60045